CADBURY PLC
ADDITIONAL LISTING

A block listing application has been made for 250,000 ordinary shares of 10p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following scheme:

Scheme	No. of Shares
The Cadbury Schweppes (New Issue) Share Option Plan 2004	250,000

J M Mills
Director of Group Secretariat

11 September 2008